

June 18, 2009

Mr. Jan Vincent-Rostowski
Minister of Finance
Ministry of Finance
Republic of Poland
ul. Swietokrzyska 12
00-916 Warsaw
POLAND

Re: The State Treasury of the Republic of Poland
Registration Statement under Schedule B
File No. 333-159383
Filed on May 21, 2009

Dear Mr. Vincent-Rostowski:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please update all statistics to provide the most recent data available.

The Economy, page 6

2.   In your discussion of Poland's measures to address the global financial crisis, please indicate whether the Government has granted assistance to specific sectors or industries. If so, please describe those measures.

Trends in Gross Domestic Product and National Income, page 7

3.   Please advise as to why GDP is generally used as an economic index rather than domestic national product and national income, as you note in the first paragraph of this section.

Oil and Gas, page 10

4.   Please describe any recent developments or material risks resulting from Poland's dependence on imported oil and natural gas, as noted on page 10. For example, has Poland faced any restriction or potential restriction in its supply of imported oil or gas? Is there is a material possibility that current suppliers may restrict Poland's oil or gas imports, and, if so, what measures are in place to address the situation?

Foreign Direct Investment, page 13

5.   Please describe the factors contributing to the fluctuations in FDI inflow.

Restitution, page 19

6.   Please clarify when the Restitution Act was adopted. If material, please quantify the potential amount of outstanding unresolved claims under both the Restitution Act and the prior restitution regime. Noting the last sentence on page 19 and the second sentence in the preceeding paragraph, please clarify how the Restitution Act would change the recourse available to parties whose property is determined to have been illegally nationalized or expropriated.

Description of the Securities, page 49

7.   We note the statement made throughout the registration statement and in this section that the securities will constitute general and unsecured obligations of Poland. However, we also note the statement on page 49 that, so long as any of the securities remain outstanding, Poland will not create or permit the creation of any security interest on any of its present or future assets or revenues *unless it shall procure that all amounts payable under the Securities are secured equally and ratably,"* subject to the listed exceptions. Please clarify the secured status of the securities.

Meeting of Holders of Debt Securities; Modification, page 52

8.   Please disclose more prominently that the payment and other material terms listed as Reserved Matters may be modified without unanimity pursuant to a collective action clause, and that such modifications will be binding on all security holders.

Closing Comment

Please revise your registration statement in response to our comments. You may wish to provide us with marked copies of the revised registration statement to expedite our review. Please furnish a cover letter with your revised registration statement that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your revised registration statement.

We direct your attention to Rules 460 and 461 of the Securities Act regarding requests for acceleration. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct any questions about these comments to me at (202) 551-3450.

Sincerely,

Michael Coco
Senior International Counsel

cc: via facsimile
Francis Fitzherbert-Brockholes, Esq.
White & Case
(011 44) 207 532 1001